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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

1350- 650 WEST GEORGIA ST. VANCOUVER, BC, CANADA V6B 4N9 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES

 OR DISSEMINATION IN THE UNITED STATES.

Kiska Increases Size of Private Placement to $6.0 Million

Vancouver, BC – July 30, 2010: Kiska Metals Corporation is pleased to announce that the private placement announced July 21, 2010 has been increased in size to approximately $6.0 million, from the $4 million originally contemplated.

Each unit, priced at $0.82, consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of twenty-four months from the closing of the private placement (the "Closing"), one common share at a price of $1.15 per share.

The net proceeds from the Offering will be used to fund further exploration of the Whistler project, to fund exploration of the Company’s other mineral properties, and for general corporate purposes.

The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants will be subject to a four-month hold period under applicable Canadian securities laws. Closing is expected to be on or about August 10, 2010. A commission of 6% of the total gross proceeds realized from the placement is payable in cash together with that number of agent’s warrants as is equal to 6% of the number of units placed. The current private placement will now also include a non-brokered portion totalling approximately $2.0 million dollars on the same terms described above.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers. Kiska resulted from the merger of Rimfire Minerals Corporation and Geoinformatics Exploration in August 2009.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar

KISKA METALS CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Kiska Metals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 14N9

2.

Date of Material Change

July 30, 2010

3.

News Release

A new release disclosing the material change was issued through Marketwire in Vancouver, British Columbia, on July 30, 2010 and filed on SEDAR.

4.

Summary of Material Change

The Company has announced that the private placement announced July 21, 2010 has been increased in size to approximately $6.0 million, from the $4 million originally contemplated.

5.1

Full Description of Material Change

Kiska Metals Corporation has announced that the private placement announced July 21, 2010 has been increased in size to approximately $6.0 million, from the $4 million originally contemplated. Each unit, priced at $0.82 per unit, consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of twenty-four months from the closing of the private placement (the "Closing"), one common share at a price of $1.15 per share.

The common shares and warrants comprising the units and the common shares issuable upon exercise of the warrants will be subject to a four-month hold period under applicable Canadian securities laws. Closing is expected to be on or about August 10, 2010. A commission of 6% of the total gross proceeds realized from the placement is payable in cash together with that number of agent’s warrants as is equal to 6% of the number of units placed. The current private placement will now also include a non-brokered portion totalling approximately $2.0 million dollars on the same terms described above.

5.2

Disclosure for Restructuring Transactions

Not applicable.

6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.

Omitted Information

Not Applicable.

8.

Executive Officers

For further information about this material change, please contact Jason S. Weber, President and Chief Executive Officer, at (604) 669-6660 or by email at jasonw@kiskametals.com.

9.

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia this 30th day of July 2010.

(signed)

Dorothy G. Miller

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: July 30, 2010	By: “Dorothy G. Miller”

Dorothy G, Miller, Chief Financial Officer